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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                        -----------------------


                               FORM 11-K

           (Mark One)
            X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           ---
               SECURITIES EXCHANGE ACT OF 1934
              For the six months ended December 31, 1997
                                  OR
           --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from --------- to ---------

                     Commission file number 1-9759


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             INVESTMENT PLAN FOR NONUNION HOURLY EMPLOYEES
                        OF IMC-AGRICO MP, INC.


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            IMC GLOBAL INC.
                 2100 Sanders Road, Northbrook, Illinois  60062
















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
               Investment Plan for Nonunion Hourly
                Employees of IMC-Agrico MP, Inc.

                      Financial Statements
                   and Supplemental Schedules


               Six months ended December 31, 1997
                  and year ended June 30, 1997




                            Contents

Report of Independent Auditors                               1

Financial Statements

Statements of Net Assets Available For Benefits,             2
 With Fund Information
Statements of Changes in Net Assets Available                4
 For Benefits, With Fund Information
Notes to Financial Statements                                6


Supplemental Schedules

Line 27a - Schedule of Assets Held For Investment Purposes  16
Line 27d - Schedule of Reportable Transactions              17

                    Report of Independent Auditors


Plan Administrator
Investment Plan for Nonunion Hourly Employees of
 IMC-Agrico MP, Inc.

We have audited the accompanying statements of net assets available for benefits of the Investment Plan for Nonunion Hourly Employees of IMC-Agrico MP, Inc. as of December 31, 1997 and June 30, 1997, and the related statements of changes in net assets available for benefits for the six months ended December 31, 1997 and year ended June 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and June 30, 1997, and the changes in its net assets available for benefits for the six months ended December 31, 1997 and year ended June 30, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the six months then ended, are presented for purposes of complying with Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           ERNST & YOUNG LLP


Chicago, Illinois
June 12, 1998

                                                                             EIN
36-3888539

Plan #102

      Investment Plan for Nonunion Hourly Employees of IMC-Agrico MP, Inc.
      Statement of Net Assets Available For Benefits, With Fund Information
                                December 31, 1997


                                                              Fund Information
                                  ----------------------------------------------
----------------------------------------------
                                                                Company    Fixed
Money
                                    Equity          Bond        Stock     Income
Market    Balanced     Growth      Loan
                         Total        Fund           Fund        Fund       Fund
Fund       Fund        Fund       Fund
                       ---------------------------------------------------------
----------------------------------------------

Assets
Investments, at fair value:
Master trust funds:
 Interest in IMC-Agrico
  Stock Fund           $   533,851  $         -  $        -  $533,851  $
-  $      -  $        -  $        -  $        -
 Interest in IMC-Agrico
    Fixed  Income  Fund      10,000,587              -             -           -
10,000,587        -           -           -           -
 Interest in IMC-Agrico
  Bond Fund              1,835,442            -   1,835,442         -
-         -           -           -          -
Mutual funds:
 Fidelity Equity-Income
  Fund, Inc.            13,912,995   13,912,995           -         -
-         -           -           -          -
 Vanguard Wellington
  Fund, Inc.             1,896,668            -           -         -
-         -   1,896,668           -          -
 Fidelity Magellan
  Fund, Inc.             2,473,141            -           -         -
-         -           -   2,473,141          -
Loans to participants    2,673,722            -           -         -
-         -           -           -   2,673,722
                       ---------------------------------------------------------
-------------------------------------------------
Total investments       33,326,406   13,912,995   1,835,442   533,851
10,000,587         -   1,896,668   2,473,141   2,673,722
Receivables:
 Company contributions     470,665      192,993      32,733    15,927
132,721     7,735      31,342      57,214           -
 Accrued interest and
  dividends                  1,680            -           -         -
-     1,680           -          `-           -
                       ---------------------------------------------------------
-------------------------------------------------
Total receivables          472,345      192,993      32,733    15,927
132,721     9,415      31,342      57,214           -
                       ---------------------------------------------------------
-------------------------------------------------
Total assets available
 for benefits           33,798,751   14,105,988   1,868,175   549,778
10,133,308     9,415   1,928,010   2,530,355   2,673,722
Liability - Due (to)
 from brokers               (1,889)      (8,301)          -         -
(382,819)  389,231           -           -           -
                       ---------------------------------------------------------
-------------------------------------------------
Net assets available
 for benefits          $33,796,862  $14,097,687  $1,868,175  $549,778  $
9,750,489  $398,646  $1,928,010  $2,530,355  $2,673,722

================================================================================
==========================
See accompanying notes.

                                                                             EIN
36-3888539

Plan #102
      Investment Plan for Nonunion Hourly Employees of IMC-Agrico MP, Inc.
      Statement of Net Assets Available For Benefits, With Fund Information
                                  June 30, 1997

                                                              Fund Information
                                  ----------------------------------------------
----------------------------------------------
                                                                Company    Fixed
Money
                                    Equity          Bond        Stock     Income
Market    Balanced     Growth      Loan
                         Total        Fund           Fund        Fund       Fund
Fund       Fund        Fund       Fund
                       ---------------------------------------------------------
----------------------------------------------

Assets
Investments, at fair value:
Master trust funds:
 Interest in IMC-Agrico
  Stock Fund           $   363,097  $        -  $         - $363,097    $
-  $      -  $        -  $        -  $        -
 Interest in IMC-Agrico
    Fixed   Income  Fund       9,677,877              -             -          -
9,677,877         -           -           -           -
 Interest in IMC-Agrico
  Bond Fund              1,915,740            -   1,915,740        -
-         -           -           -           -
Mutual funds:
 Fidelity Equity-Income
  Fund, Inc.            11,331,108   11,331,108           -        -
-         -           -           -           -
 Vanguard Money
  Market Reserves, Inc.
    -   Prime  Portfolio         440,431              -             -          -
-   440,431           -           -           -
 Vanguard Wellington
  Fund, Inc.             1,433,959            -           -         -
-         -   1,433,959           -           -
 Fidelity Magellan
  Fund, Inc.             1,645,669            -           -         -
-         -           -   1,645,669           -
Loans to participants    2,770,205            -           -         -
-         -           -           -   2,770,205
                       ---------------------------------------------------------
-----------------------------------------------
Total investments       29,578,086   11,331,108   1,915,740   363,097
9,677,877   440,431   1,433,959   1,645,669   2,770,205
Receivables:
 Participant contributions  60,874       24,271       4,538     2,481
16,695     1,083       4,505       7,301           -
 Company contributions     866,599      345,661      64,046    32,305
254,319    15,992      54,447      99,829           -
 Accrued interest and
  dividends                  1,927            -           -         -
-     1,927           -           -           -
                       ---------------------------------------------------------
-----------------------------------------------
Total receivables          929,400      369,932      68,584    34,786
271,014    19,002      58,952     107,130           -
                       ---------------------------------------------------------
-----------------------------------------------
Net assets available
 for benefits          $30,507,486  $11,701,040  $1,984,324  $397,883
$9,948,891  $459,433  $1,492,911  $1,752,799  $2,770,205

================================================================================
========================
See accompanying notes.

                                                                             EIN
36-3888539

Plan #102
      Investment Plan for Nonunion Hourly Employees of IMC-Agrico MP, Inc.
Statement of Changes in Net Assets Available For Benefits, With Fund Information
                       Six months ended December 31, 1997

                                                              Fund Information
                                  ----------------------------------------------
----------------------------------------------
                                                                Company    Fixed
Money
                                    Equity          Bond        Stock     Income
Market    Balanced     Growth      Loan
                         Total        Fund           Fund        Fund       Fund
Fund       Fund        Fund       Fund
                       ---------------------------------------------------------
----------------------------------------------

Investment income:
 Interest and dividends $  299,561  $   111,564  $        -  $      -  $
-  $ 11,780  $   42,396  $   12,544  $  121,277
 Net appreciation in
  fair value of
     investments              1,432,983      1,177,578             -           -
-         -     102,100     153,305            -
 Income (loss) from
  master trust funds       370,717            -      89,725   (22,188)
303,180         -           -           -            -
                       ---------------------------------------------------------
------------------------------------------------
Total investment income  2,103,261    1,289,142      89,725   (22,188)
303,180    11,780     144,496     165,849      121,277
Contributions:
  Participants           1,016,290      347,767      57,828    30,544
348,423    12,335      85,564     133,829            -
  Company                  583,835      239,205      40,841    20,054
164,680     9,380      38,638      71,037            -
                       ---------------------------------------------------------
------------------------------------------------
Total contributions      1,600,125      586,972      98,669    50,598
513,103    21,715     124,202     204,866            -
Transfers (to) from
 other plans               220,180      232,016     (13,757)  (20,256)
(2,694)   13,331      12,306      58,913     (59,679)
Cash distributed
 to withdrawing
   participants               (634,190)      (151,810)     (122,189)     (3,200)
(285,494)   (6,499)    (31,666)    (10,562)    (22,770)
Transfers of investment
 direction                       -      440,327    (168,597)  146,941
(726,497) (101,114)    185,761     358,490    (135,311)
                       ---------------------------------------------------------
------------------------------------------------
Net increase (decrease)
 in assets available
   for   benefits              3,289,376     2,396,647      (116,149)    151,895
(198,402)  (60,787)    435,099     777,556     (96,483)
Net assets available
 for benefits - Beginning
   of   period                30,507,486    11,701,040     1,984,324     397,883
9,948,891   459,433   1,492,911   1,752,799   2,770,205
                       ---------------------------------------------------------
------------------------------------------------
Net assets available
 for benefits - End
   of   period               $33,796,862   $14,097,687    $1,868,175    $549,778
$9,750,489  $398,646  $1,928,010  $2,530,355  $2,673,722

================================================================================
=========================
See accompanying notes.

                                                                             EIN
36-3888539

Plan #102

      Investment Plan for Nonunion Hourly Employees of IMC-Agrico MP, Inc.
Statement of Changes in Net Assets Available For Benefits, With Fund Information
                            Year ended June 30, 1997

                                                              Fund Information
                                  ----------------------------------------------
----------------------------------------------
                                                                Company    Fixed
Money
                                    Equity          Bond        Stock     Income
Market    Balanced     Growth      Loan
                         Total        Fund           Fund        Fund       Fund
Fund       Fund        Fund       Fund
                       ---------------------------------------------------------
----------------------------------------------

Investment income:
 Interest and dividends $  524,462  $   220,177  $        -  $      -  $
-  $ 26,163  $   35,953  $   19,697  $  222,472
 Net appreciation in
  fair value of
     investments              2,757,172      2,313,387             -           -
-         -     174,062    269,723            -
 Income (loss) from
  master trust funds       788,569            -     203,143   (27,791)
613,217         -           -          -            -
                       ---------------------------------------------------------
------------------------------------------------
Total investment income  4,070,203    2,533,564     203,143   (27,791)
613,217    26,163     210,015    289,420      222,472
Contributions:
  Participants           1,562,290      567,803     126,594    63,475
497,744    34,929      88,822    182,923            -
  Company                1,069,670      430,795      77,395    43,343
296,821    20,038      72,637    128,641            -
                       ---------------------------------------------------------
------------------------------------------------
Total contributions      2,631,960      998,598     203,989   106,818
794,565    54,967     161,459    311,564            -
Transfers from
 other plans              (484,160)    (142,850)     (7,954)        -
(214,047)  (42,732)    (39,850)         -      (36,727)
Cash distributed
 to withdrawing
   participants               (821,704)      (152,924)      (59,181)       (972)
(505,961)  (20,204)    (10,315)    (7,024)     (65,123)
Transfers of
 investment direction            -      381,693    (446,218)  141,812
(1,029,256)   51,668     642,407     176,398      81,496
                       ---------------------------------------------------------
------------------------------------------------
Net increase (decrease)
 in assets available
   for   benefits              5,396,299     3,618,081      (106,221)    219,867
(341,482)   69,862     963,716     770,358     202,118
Net assets available
 for benefits -
   Beginning   of   year       25,111,187     8,082,959    2,090,545     178,016
10,290,373   389,571     529,195     982,441   2,568,087
                       ---------------------------------------------------------
------------------------------------------------
Net assets available
 for benefits -
  End  of  year            $30,507,486   $11,701,040   $1,984,324   $397,883   $
9,948,891  $459,433  $1,492,911  $1,752,799  $2,770,205

================================================================================
==========================

See accompanying notes.

                                                                  EIN 36-3888539
                                                                       Plan #102
                  Investment Plan for Nonunion Hourly
                   Employees of IMC-Agrico MP, Inc.

                     Notes to Financial Statements

                  Six months ended December 31, 1997
                     and year ended June 30, 1997


1.  Description of the Plan

The following description of the Investment Plan for Nonunion Hourly Employees of IMC-Agrico MP, Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined-contribution plan which was established on July 1, 1993. Nonunion hourly employees of IMC-Agrico MP, Inc. (the Company), managing partner of IMC-Agrico Company and jointly owned by IMC Global Operations Inc. and Phosphate Resource Partners, Limited Partnership, formerly Freeport-McMoRan Resource Partners, Limited Partnership, are eligible to participate in the Plan immediately upon their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company changed its year-end from June 30 to December 31 during calendar 1997. As a result of that change, the Plan has also changed its year-end. These financial statements reflect activity for a six-month period ended December 31, 1997, and the previous fiscal year ended June 30, 1997.

Contributions

The Plan is funded by contributions from participants in the form of payroll deductions/ salary reductions of up to 15% of participants' base monthly salaries, not to exceed $9,500. A participant may change the amount of payroll deduction/salary reduction at any time. The Plan provides a qualified cash or deferred arrangement within the meaning of section 401(k) of the Internal Revenue Code (the IRC). Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain nondiscrimination requirements of section 401(k) or the limitations of section 415 of the IRC. In addition, the Plan also is funded by Company contributions, as determined by the Company's Board of

Directors, of not less than 20% of a participant's eligible contributions, which are contributions that do not exceed 6% of a participant's base monthly salary. IMC-Agrico MP, Inc. may make additional contributions each year as determined by its Board of Directors.

Company contributions are subject to certain limitations imposed by section 415 of the IRC. Total Company contributions were equal to 100% of participants' eligible contributions for the six months ended
December 31, 1997 and year ended June 30, 1997. Under certain circumstances, participants may rollover their vested benefits from other plans to the Plan.

Participant Accounts

Separate accounts are maintained for each participant. Each participant's account is adjusted for participant and Company contributions, withdrawals, and fees, if any, interest, dividends, and net realized and unrealized gains or losses.

Administrative Expenses

Certain administrative expenses of the Plan are borne by the Company.

Investment Programs

The Plan's investments are administered by Marshall & Ilsley Trust Company under a trust agreement dated January 1, 1996. Investment programs available to participants are as follows:

     Equity Fund - Assets are invested in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65% of its assets in income producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

     Bond Fund - Assets are invested in shares of the Bond Fund of America, Inc., a mutual fund which invests substantially all of the assets of the fund in marketable corporate debt securities, U.S. government securities, mortgage-related securities, other asset-backed securities, and cash or money market instruments. These investments are made through a pooled fund, IMC-Agrico Bond Fund, shared only by IMC-Agrico MP Inc. 401(k) plans.

     Company Stock Fund - Assets are invested in shares of the IMC-Agrico Stock Fund, a pooled fund shared only by other IMC-
     Agrico MP, Inc. 401(k) plans, which invests in the common stock of IMC Global Inc.

     Fixed Income Fund - Assets are invested in shares of IMC-Agrico Fixed Income Fund, a pooled fund shared only by other IMC-Agrico MP, Inc. 401(k) plans, guaranteed investment contracts (GICs), the Marshall Money Market Fund, the LaSalle National Trust, N.A. Income Plus Fund and the M&I Stable Principal Fund. The December 31,1997 holdings are described below.

       a. A GIC with CDC Investment Management Corp. with a guaranteed interest rate of 7.5% through June 30, 2000.

       b. A GIC with Commonwealth Life Insurance Company with a guaranteed interest rate of 7.27% through July 6, 1998.

       c. A GIC with Rabobank Alternative with a guaranteed interest rate of 6.647% through March 15, 2001.

       d. A GIC with Sun American Life Company with a guaranteed interest rate of 7.04% through May 29, 2002.

       e. The LaSalle National Trust, N.A. Income Plus Fund, a pooled fund which invests in investment contracts, U.S. government money market investments, and alternative contracts backed by U.S. government, U.S. government agency, and other AAA rated fixed income instruments.

       f. The M&I Stable Principal Fund is primarily invested in traditional and synthetic investment contracts, money market securities and registered first tier money market mutual funds.

     Money Market Fund - Assets are invested in shares of the Vanguard Money Market Reserves, Inc. - Prime Portfolio, a mutual fund. The Prime Portfolio invests in high quality money market obligations that mature in 13 months or less and include negotiable certificates of deposit, bankers' acceptances, commercial paper, short-term corporate obligations, short-term Eurodollar and Yankee bank obligations, U.S. Treasury obligations, and securities issued or guaranteed by agencies and instrumentalities of the U.S. government.

     Balanced Fund - Assets are invested in shares of the Vanguard Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60-70% common stocks and 30-40% bonds.

     Growth Fund - Assets are invested in shares of the Fidelity
     Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign, and multinational issuers.

     Loan Fund - Assets are loans made to participants as described below.

Participants elect their desired investment program upon joining the Plan. Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

Vesting

All Plan participants are immediately vested in their Plan accounts.

Withdrawals

Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals from their Salary
Reduction Accounts, will result in suspension of Plan participation for at least one year.

Except as noted below, participants will receive distribution of their interest in the Plan in a lump sum payment.

Deferred Distributions

Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must: (1) elect to receive their distributions in: (a) a lump sum on the date of distribution; or (b) in equal annual installments not to exceed ten; and, (2) make an election for the method of distribution in the event of their death prior to total distribution.

Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income gains and losses of the investments to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by monthly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

2.  Summary of Significant Accounting Policies

Investment Valuation

All investments are carried at fair value. Fair value for shares of master trust funds, mutual funds, the LaSalle National Trust, N.A. Income Plus Fund and the M&I Stable Principal Fund are carried at fair value which is the net asset value of those shares, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value. Guaranteed investment contracts are carried at contract value.

Income Recognition

Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions

Contributions from participants are recorded monthly when due from the Company. Contributions by the Company are made monthly based on the minimum contribution percentage (20%) required by the Plan. Any additional contributions by the Company are accrued when approved by its Board of Directors.

Participant Withdrawals

Withdrawals are recorded when payments are made to participants.
Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/ Report of Employee Benefit Plan) as liabilities. There were no unpaid withdrawals at December 31 and June 30, 1997.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investment in Trusts

Assets of the Bond Fund, the Company Stock Fund, and the Fixed Income Fund were invested in shares of IMC-Agrico MP, Inc. pooled funds shared by other IMC-Agrico MP, Inc. 401(k) plans. The Plan was a 43.6%, 8.8%, and 39.7%, respectively, participant in the IMC-Agrico Bond Fund, the IMC-Agrico Stock Fund, and the IMC-Agrico Fixed Income Fund at December 31, 1997 (46.6%, 9.3%, and 37.0%, respectively, at June 30, 1997).

The assets of the pooled funds as of December 31, 1997, were as follows:

                                                        IMC-Agrico
                               IMC-Agrico    IMC-Agrico   Fixed
                                Bond Fund    Stock Fund Income Fund
                                ---------------------------------------
--
Bond Fund of America          $4,109,791   $       -   $        -
IMC Global Inc. common stock           -   5,843,059            -
LaSalle National Trust, N.A.
  Income Plus Fund                     -           -   15,370,663
M&I Stable Principal Fund              -           -    1,900,000
Guaranteed Investment Contracts:
 Commonwealth Life Insurance Company,
  due 1998                             -           -    1,915,973
 Sunamerica Life                       -           -    3,123,827
 CDC Investment Management Corp.,
  Due 2000                             -           -    1,500,000
 Rabobank Alternative                  -           -    1,039,997
Marshall Money Market Fund       100,694     206,121      236,330
Pending transactions                   -           -      (5,748)
Accrued interest and dividends       463       1,412       86,454
                               ----------------------------------------
Net assets                    $4,210,948  $6,050,592  $25,167,496
                               ========================================

The assets of the pooled funds as of June 30, 1997, were as follows:

                                                        IMC-Agrico
                               IMC-Agrico    IMC-Agrico   Fixed
                                Bond Fund    Stock Fund Income Fund
                                ---------------------------------------
--
Bond Fund of America          $4,054,989  $        -  $         -
IMC Global Inc. common stock           -   3,874,570            -
LaSalle National Trust, N.A. Income Plus Fund      -            -
16,595,668
Guaranteed Investment Contracts:
 Commonwealth Life Insurance Company,
  due 1998                             -           -    1,849,375
 Hartford Life Insurance Co.,
  due 1997                             -           -    1,822,310
 CDC Investment Management Corp.,
  due 2000                             -           -    1,554,771
 Rabobank Alternative                  -           -    1,088,237
 Sunamerica Life                       -           -    3,018,773
Marshall Money Market Fund        51,474     485,055      112,030
Pending transactions                   -   (460,169)      (5,843)
Accrued interest and dividends       262         450       87,169
                               ----------------------------------------
Net assets                    $4,106,725  $3,899,906  $26,122,490
                               ========================================

Changes in the pooled balances for the six-month period from July 1 through December 31, 1997, are summarized as follows:

                                                        IMC-Agrico
                               IMC-Agrico    IMC-Agrico   Fixed
                                Bond Fund    Stock Fund Income Fund
                                ---------------------------------------
--
Additions
Interest and dividend income  $  148,014  $   28,754  $   844,550
Net appreciation in fair value
 of investments                   54,150      32,897            -
Contributions and transfers from
 other plans                   1,017,532   7,068,104    6,273,118
                               ----------------------------------------
                               1,219,696   7,129,755    7,117,668

Deductions
Benefits paid                    729,815   4,979,069    8,037,667
Investment expenses              385,658           -       34,995
                               ----------------------------------------
                               1,115,473   4,979,069    8,072,662
                               ----------------------------------------
Net increase (decrease) in net assets104,2232,150,686   (954,994)
Net assets, beginning of period4,106,725   3,899,906   26,122,490
                               ----------------------------------------
Net assets, end of period     $4,210,948  $6,050,592  $25,167,496
                               ========================================

Changes in the pooled balances for the year ended June 30, 1997, are summarized as follows:

                                                        IMC-Agrico
                               IMC-Agrico    IMC-Agrico   Fixed
                                Bond Fund    Stock Fund Income Fund
                                ---------------------------------------
--
Additions
Interest and dividend income  $  323,095  $   30,788  $ 1,648,852
Net appreciation (depreciation)
 in fair value of investments    109,555    (63,865)            -
Contributions and transfers from
 other plans                   1,074,222   5,609,841   10,468,985
                               ----------------------------------------
                               1,506,872   5,576,764   12,117,837

Deductions
Benefits paid                  1,617,459   3,101,974    8,404,560
Investment expenses                    -           -       65,244
                               ----------------------------------------
                               1,617,459   3,101,974    8,469,804
                               ----------------------------------------
Net increase (decrease) in net assets(110,587)2,474,790 3,648,033
Net assets, beginning of year  4,217,312   1,425,116   22,474,457
                               ----------------------------------------
Net assets, end of year       $4,106,725  $3,899,906  $26,122,490
                               ========================================

4.  Net Appreciation in Fair Value of Investments

During the six months ended December 31, 1997 and year ended June 30, 1997, net appreciation in fair value of the Plan's investments came from mutual funds and was determined by quoted market price as follows:

                               Six months
                                 ended            Year ended
                               December 31         June 30
                                  1997              1997
                               ---------------------------------
Equity Fund                   $1,177,578       $2,313,387
Balanced Fund                    102,100          174,062
Growth Fund                      153,305          269,723
                               --------------------------------
                              $1,432,983       $2,757,172
                               ================================

5.  Significant Investments

Investments that represent 5% or more of net assets available for benefits at December 31, 1997 and June 30, 1997, were as follows:

                               December 31        June 30
                                 1997              1997
                               --------------------------------
Master trust funds:
 IMC-Agrico Fixed Income Fund$10,000,587      $ 9,677,877
 IMC-Agrico Bond Fund          1,835,442        1,915,740

Mutual funds:
 Fidelity Equity-Income Fund, Inc.13,912,995   11,331,108
 Fidelity Magellan Fund, Inc.  2,473,141        1,645,669
 Vanguard Wellington Fund, Inc.1,896,668                -
Loans to participants          2,673,722        2,770,205


6.  Federal Income Tax Status

The Internal Revenue Service ruled May 15, 1995, that the Plan qualified under section 401(a) of the IRC, and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7.  Year 2000 Issue (Unaudited)

The Company has developed a plan to modify its internal information technology to be ready for the Year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become Year 2000 compliant. The Company currently expects the project to be substantially complete by early 1999. The Company does not expect this project to have a significant effect on the Plan's operations.

8.  Subsequent Events

Effective January 1, 1998, the Plan was merged with the Investment Plan for Salaried Employees of IMC-Agrico MP, Inc. into the IMC-Agrico MP, Inc. Profit Sharing and Savings Plan. Net assets amounting to $33,796,862 were transferred at that time.

                   Supplemental Schedules

                                                                             EIN
36-888539

Plan #102
      Investment Plan for Nonunion Hourly Employees of IMC-Agrico MP, Inc.
           Line 27a - Schedule of Assets Held For Investment Purposes

                                                                      December
31, 1997
                                                          ----------------------
-------------------
                                                          Principal
                                                          Amount or
                                                          Number of                  Current
    Identity of Issuer              Description             Shares         Cost       Value
--------------------------------------------------------------------------------
--------------------------------
Marshall and Ilsley Trust Company*Fidelity Equity-Income Fund, Inc.265,465 shares$11,306,586
$13,912,995
                              Vanguard Wellington Fund, Inc.64,403 shares1,781,2951,896,668
                              Fidelity Magellan Fund, Inc.25,959 shares 2,293,799 2,473,141

Loans to participants (6.75% - 10%)                                                       -
2,673,722
                                                                                   -----------
                                                                                 $20,956,526
                                                                                   ===========

*Indicates party in interest to the Plan.

                                                                             EIN
36-888539

Plan #102
      Investment Plan for Nonunion Hourly Employees of IMC-Agrico MP, Inc.
                 Line 27d - Schedule of Reportable Transactions
                       Six months ended December 31, 1997



Current Value
                                                                            of
Asset on
                                                Purchase    Selling    Cost
Transaction
Identity of Party Involved                       Description of Assets
Price                    Price                   of Asset   Date      Net Gain
--------------------------------------------------------------------------------
---------------------------------------------------
Category (iii) - Series of securities transactions in excess of 5% of net assets available for benefits
--------------------------------------------------------------------------------
-----------------------
Marshall and Ilsley
 Trust Company*    Fidelity Equity-Income Fund, Inc.$2,858,865$        -$2
,858,865           $2,858,865               $        -
                                                     -  1,414,732  855,1651,414,732 559,567

There were no reportable category (i), (ii), or (iv) transactions.

*Indicates party in interest to the Plan.

                              SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                Investment Plan for Nonunion Hourly Employees of
                       IMC-Agrico MP, Inc.

                                  J. BRADFORD JAMES
                       -------------------------------------------
                                  J. Bradford James
                       Chairman of the Employee Benefits Committee

Date:  June 30, 1998
   Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

       Signature              Title                    Date
-----------------------------------------------------------------------
-------

J. BRADFORD JAMES
-----------------
J. Bradford James      Chief Financial Officer     June 30, 1998

B. RUSSELL LOCKRIDGE
--------------------
B. Russell Lockridge   Senior Vice President,      June 30, 1998
                       Human Resources

MARSCHALL I. SMITH
------------------
Marschall I. Smith     Senior Vice President,      June 30, 1998
                       Secretary and General Counsel

ROBERT E. FOWLER, JR.
---------------------
Robert E. Fowler, Jr.  President and               June 30, 1998
                       Chief Executive Officer